Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

SEC File No.: 001-33259

Date: June 16, 2014

NEWS RELEASE

Medtronic Contacts Rob Clark VP Global Communications +1-763-505-2682 rob.clark@medtronic.com	Covidien Contacts Peter Lucht VP External Communications +1-508-452-4168 peter.lucht@covidien.com

Fernando Vivanco Sr. Dir., Global Communications +1-763-505-3780 fernando.vivanco@medtronic.com	Lisa Clemence Dir., Corporate Communications +1-508-452-4375 lisa.clemence@covidien.com

Jeff Warren VP Investor Relations +1-763-505-2696 jeff.warren@medtronic.com	Coleman Lannum, CFA VP Investor Relations +1-508-452-4343 cole.lannum@covidien.com

Todd Carpenter

Sr. Director, Investor Relations

+1-508-452-4363

todd.carpenter@covidien.com

Medtronic to Acquire Covidien for $42.9 billion in Cash and Stock

Creates a Medical Technology and Services Company with a Comprehensive Product

Portfolio and Broad Global Reach that is Better Able to Improve Healthcare Outcomes

Meaningfully Accelerates Medtronic’s Core Strategies of Therapy Innovation,

Globalization and Economic Value

Combined Revenue of $27 Billion, including $3.7 Billion from Emerging Markets

Transaction Expected to be Accretive to Medtronic Cash Earnings in FY2016 and

Significantly Accretive thereafter

Medtronic Commits to $10 Billion in Additional U.S. Technology Investments Over 10 Years

MINNEAPOLIS AND DUBLIN – June 15, 2014- Medtronic, Inc. (NYSE: MDT), a global leader in medical technology, services and solutions, and Covidien plc (NYSE: COV), a global healthcare technology and medical supplies provider, today announced that they have entered into a definitive agreement under which Medtronic has agreed to acquire Covidien in a cash-and-stock transaction valued at $93.22 per Covidien share, or a total of approximately $42.9 billion, based on Medtronic’s closing stock price of $60.70 per share on June 13, 2014.

Once the transaction is completed, Medtronic will have significantly advanced its position as the world’s premier medical technology and services company. The combined company will have a comprehensive product portfolio, a diversified growth profile and broad geographic reach, with 87,000 employees in more than 150 countries. The Boards of Directors of both companies have unanimously approved the transaction.

“We are excited to reach this agreement with Covidien, which further advances our mission to alleviate pain, restore health and extend life for patients around the world,” said Omar Ishrak, Chairman and Chief Executive Officer of Medtronic. “This acquisition will allow Medtronic to reach more patients, in more ways and in more places. Our expertise and portfolio of services will allow us to serve our customers more efficiently and better address the demands of the current healthcare marketplace. We also look forward to welcoming the Covidien team to Medtronic and working together to improve healthcare outcomes globally.”

“Covidien and Medtronic, when combined, will provide patients, physicians and hospitals with a compelling portfolio of offerings that will help improve care and surgical performance,” said José E. Almeida, Chairman, President and Chief Executive Officer of Covidien. “This transaction provides our shareholders with immediate value and the opportunity to participate in the significant upside potential of the combined organization. I’d like to thank our 38,000 employees whose hard work and dedication has enabled Covidien to deliver innovative health solutions that improve patient outcomes.”

Strategic Rationale

The combination with Covidien supports and accelerates Medtronic’s three fundamental strategies:

•	Therapy Innovation: With its expanded portfolio of innovative products and services, Medtronic will be a preeminent leader in delivering therapy and procedural innovations to address the major disease states impacting patients and healthcare costs around the world. Covidien has an impressive portfolio of industry- leading products that enhance Medtronic’s existing portfolio, offer greater breadth across clinical areas, and create exciting entry points into new therapies.

•	Globalization: With a presence in more than 150 countries, the combined entity will be better able to serve global market needs. Medtronic and Covidien have combined revenues of $13 billion from outside the U.S., of which $3.7 billion comes from emerging markets. Covidien’s extensive capabilities in emerging market R&D and manufacturing, joined with Medtronic’s demonstrated clinical expertise across a much broader product offering, significantly increases the number of attractive solutions the new company will be able to offer to governments and major providers globally.

•	Economic Value: Medtronic has adopted an intense focus on aligning with its customers to create more value in healthcare systems around the world – in various delivery and payment systems – by combining products, services and insights into solutions aimed at expanding access and reducing healthcare costs. With Covidien, Medtronic will be able to provide a broader array of complementary therapies and solutions that can be packaged to drive more value and efficiency in healthcare systems. Both companies’ deep relationships with healthcare system stakeholders will provide enormous ability to identify and create further value-based solutions.

U.S. Investment Commitment as a Result of Combination

The U.S. is home to the global medtech industry, one of the most innovative global industries centered in the U.S., and medical devices are among the most valuable U.S. exports. The combined company is strongly committed to the U.S. as a healthcare innovator, strategic business partner and employer of choice.

As a direct benefit of the company’s new financial structure, Medtronic will commit to $10 billion in technology investments over the next 10 years in areas such as early stage venture capital investments, acquisitions and R&D in the U.S., above and beyond Medtronic’s and Covidien’s existing plans.

“The medical technology industry is critical to the U.S. economy, and we will continue to invest and innovate and create well-paying jobs,” said Mr. Ishrak. “Medtronic has consistently been the leading innovator and investor in U.S. medtech, and this combination will allow us to accelerate those investments. These investments ultimately produce new therapy and treatment options that improve or save lives for millions of people around the world.”

Structure and Governance

After the completion of the transaction, the businesses of Medtronic and Covidien will be combined under a new entity to be called Medtronic plc. It will have its principal executive offices in Ireland, where Covidien’s current headquarters resides and where both companies have a longstanding presence. Medtronic plc will be led by Mr. Ishrak, and will continue to have its operational headquarters in Minneapolis, where Medtronic currently employs more than 8,000 people.

Financial Highlights

Upon completion of the transaction, each outstanding ordinary share of Covidien will be converted into the right to receive $35.19 in cash and 0.956 of an ordinary share of Medtronic plc. The per-share consideration represents a premium of 29% to Covidien’s closing stock price on June 13, 2014, the last trading day prior to the announcement. Medtronic shareholders will exchange each share of stock they own in Medtronic for one ordinary share of stock in Medtronic plc. The transaction is expected to be taxable, for U.S. federal income tax purposes, to shareholders of both Medtronic and Covidien.

The proposed transaction represents compelling value to Covidien shareholders through the cash component and continued participation in the future growth prospects expected to result from the combination through their ownership of approximately 30% of the combined company.

The transaction is expected to be accretive to Medtronic’s cash earnings in FY 2016, the first full fiscal year, and significantly accretive thereafter. The transaction is also expected to be accretive to GAAP earnings by FY 2018.1

[1]	The statement that this acquisition is earnings accretive should not be interpreted to mean that the earnings per share in the current or any future financial period will necessarily match or be greater than those for the relevant preceding financial period.

The combination is expected to result in at least $850 million of annual pre-tax cost synergies by the end of fiscal year 2018. These synergies include the benefits of optimizing global back-office, manufacturing and supply-chain infrastructure, as well as the elimination of redundant public company costs. The estimate excludes any benefit from potential revenue synergies resulting from the combination of the two organizations.

Through this combination, Medtronic is expected to generate significant free cash flow, which it will be able to deploy with greater strategic flexibility, particularly in the U.S.

The consummation of the transaction is subject to certain conditions, including approvals by Medtronic and Covidien shareholders. In addition, the proposed transaction requires regulatory clearances in the U.S., the E.U., China and certain other countries. The transaction is expected to close in the fourth calendar quarter of 2014 or early 2015.

Medtronic’s financial advisor is Perella Weinberg Partners LP and its legal advisors are Cleary Gottlieb Steen & Hamilton LLP and A & L Goodbody. Covidien’s financial advisor is Goldman, Sachs & Co. and its legal advisors are Wachtell, Lipton, Rosen & Katz and Arthur Cox.

Bank of America Merrill Lynch provided committed financing for the transaction.

For more information about the transaction, please go to www.globalmedtechleader.com

The announcement required under the Irish Takeover Rules (a Rule 2.5 announcement) has been made and is available at the above-listed website and at www.medtronic.com

NOTE TO INVESTORS

Webcast information: Medtronic and Covidien will conduct a webcast to discuss this news release tomorrow, June 16th, 2014, at 8:00 a.m., Eastern Time, which can be accessed by clicking on the Investors link on the Medtronic home page at http://www.Medtronic.com. Prior to the webcast, an Investor Slide presentation will be available under the Events and Presentations page in the Investors section of the Medtronic website. Within 24 hours, a replay of the webcast and a transcript will be available under the Events and Presentations page in the Investors section of the Medtronic website.

About Medtronic

Medtronic, Inc. (www.medtronic.com), headquartered in Minneapolis, is the global leader in medical technology – alleviating pain, restoring health, and extending life for millions of people around the world.

About Covidien

Covidien is a global healthcare products company that creates innovative medical solutions for better patient outcomes and delivers value through clinical leadership and excellence. Covidien develops, manufactures and sells a diverse range of industry-leading medical device and supply products. With 2013 revenue of $10.2 billion, Covidien has more than 38,000 employees worldwide in more than 70 countries, and its products are sold in over 150 countries. Please visit www.covidien.com to learn more about Covidien’s business.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. Medtronic and Covidien plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE

SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Medtronic Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s or Medtronic’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the Securities and Exchange Commission, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and from time to time in Medtronic’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of Covidien’s existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this announcement other than that relating to Covidien and the Covidien Group and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Covidien accept responsibility for the information contained in this announcement relating to Covidien and the directors of Covidien and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Perella Weinberg Partners LP which is a registered broker dealer with the U.S. Securities and Exchange Commission, is acting for Medtronic and New Medtronic and no one else in connection with the Transaction and will not be responsible to anyone other than Medtronic and New Medtronic for providing the protections afforded to clients of Perella Weinberg Partners LP, or for giving advice in connection with the Transaction or any matter referred to herein.

Goldman Sachs, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Covidien and no one else in connection with the Transaction and will not be responsible to anyone other than Covidien for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with the Transaction or any matter referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”), if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Covidien or Medtronic, all ‘dealings’ in any ‘relevant securities’ of Covidien or Medtronic (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (Irish time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Covidien or Medtronic, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Covidien by Medtronic or ‘relevant securities’ of Medtronic by Covidien, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (Irish time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

No Profit Forecast / Asset Valuations

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

General

This summary should be read in conjunction with the full text of the Rule 2.5 announcement. Appendix I to the Rule 2.5 announcement contains further details of the sources of information and bases of calculations set out in this announcement; Appendix II to the Rule 2.5 announcement contains definitions of certain expressions used in this announcement; Appendix III to the Rule 2.5 announcement contains the Conditions of the Acquisition and the Scheme; Appendix IV to the Rule 2.5 announcement sets out the report from PricewaterhouseCoopers in respect of certain merger benefit statements made in this announcement; Appendix V to the Rule 2.5 announcement contains the report from Perella Weinberg Partners LP, in respect of certain merger benefit statements made in this announcement and Appendix VI to the Rule 2.5 announcement sets out the Transaction Agreement.

The release, publication or distribution of this announcement in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other documents relating to the Acquisition are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violations of any such restrictions by any person.

Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Circular or any document by which the Acquisition and the Scheme are made. Medtronic Shareholders and Covidien Shareholders are advised to read carefully the formal documentation in relation to the proposed Transaction once the Scheme Circular has been dispatched.

Pursuant to Rule 2.6(c) of the Irish Takeover Rules, this announcement will be available to Medtronic employees on Medtronic’s website (www.medtronic.com) and Covidien employees on Covidien’s website (www.covidien.com).

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

-end-